April 4, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alison White

The Huntington Funds

SEC File No. 811-05010

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-14 as filed March 23, 2012 (“Registration Statement”) relating to the reorganization of the Huntington VA New Economy Fund into the Huntington VA Mid Corp Fund.

Comment:        Please state whether there will be any repositioning costs as a result of the reorganization and if so who will bear such costs.

Response:        It is not anticipated that the reorganization will result in repositioning costs.

Comment:        Please add the information required by Items 7 and 8 of Form N-1A.

Response:        The requested information has been added.

Comment:        Please state whether the expenses associated with the reorganization will be borne by the Advisor or by the Funds.

Response:        The anticipated expenses related to the reorganization, which consist primarily of audit and legal expenses, will be borne by the Funds. The disclosure in the Prospectus/Information Statement has been updated accordingly.

Comment:        Please move the portfolio turnover disclosure below the expense examples.

Response:        The requested change has been made.

Comment:        Under “Expenses of the Reorganization” please provide the estimated expenses and who will pay them.

Response:        The requested information has been added.

Comment:        Please disclose the amount of estimated merger expenses in the adjustment column of the Pro-Forma Capitalization table.

Response:        The requested information has been added.

Comment:        Please include an adjustment for the estimated expenses due to the merger in the pro forma statement of assets and liabilities.

Response:        The requested information has been added.

Comment:        Please provide an explanation of the adjustment due to merger expenses in a note to the pro forma statement of assets and liabilities and the schedule of investments.

Response:        The requested information has been added.

Comment:        Please add disclosure to the pro forma notes describing the amount and nature of the expected expenses due to the reorganization.

Response:        The requested information has been added.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

Jay S. Fitton

Secretary

cc: Mr. David R. Carson, Chief Compliance Officer